	Mohawk Industries, Inc.					Exhibit 12.1
	Statement Regarding Computation of Earnings to Fixed Charges
	(In Thousands, Except Ratio Data)

	Year Ended December 31,
	2010	2011	2012	2013	2014	Three Months Ended, April 4, 2015 (3)
Fixed rent expense	$105,976	103,416	97,587	116,541	114,529	28,359
Principal	70,651	68,944	65,058	77,694	76,353	18,906
Interest	35,325	34,472	32,529	38,847	38,176	9,453
Total	$105,976	103,416	97,587	116,541	114,529	28,359

Fixed charges:
Portion of rent expense representative of interest	35,325	34,472	32,529	38,847	38,176	9,453
Capitalized interest	4,240	6,197	4,577	8,167	9,202	2,009
Interest expensed	133,151	101,617	74,713	92,246	98,207	16,449
Total fixed charges (1)	$172,716	142,286	111,819	139,260	145,585	27,911

Earnings (2) :
Earnings before income taxes	192,648	199,874	304,492	445,571	663,891	28,408
Fixed charges	172,716	142,286	111,819	139,260	145,585	27,911
Amortization of capitalized interest	5,178	5,607	5,404	5,502	6,182	1,316
less:
Capitalized interest	(4,240)	(6,197)	(4,577)	(8,167)	(9,202)	(2,009)

Total earnings	$366,303	341,570	417,138	582,166	806,456	55,626

Ratio of earnings to fixed charges	2.1	2.4	3.7	4.1	5.5	1.9

(1) Fixed charges are defined as interest expensed and capitalized plus an estimate of interest within rental expense
(2) Earnings consists of earnings from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less total capitalized interest
(3) Earnings for the three months ended April 4, 2015 (as defined in Note (2) above) reflects a $125,000 charge related to the settlement and further defense of the polyurethane foam litigation described in more detail in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2015. Excluding the litigation-related charge, earnings for the quarter would be $153,000 and the ratio of earnings to fixed charges would be 6.4.